
VIA FACSIMILE AND U.S. MAIL

April 3, 2009

Ms. Diane L. Ford
Vice President and Corporate Controller
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

> **Re:** **Integrys Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-11337**

Dear Ms. Ford:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page 92

1. Please explain to us why it is appropriate to classify proceeds from the sale of borrowed natural gas and purchases of natural gas to repay natural gas loans in cash flows from financing activities rather than cash flows from operating activities. Also explain to us why these transactions are different than normal

purchases and sales of natural gas. Additionally, please explain to us the terms of your natural gas borrowing arrangements and clarify for us how the sale of borrowed natural gas and the purchase of natural gas for repayment of loans impact your statements of income.

Item 9A. Controls and Procedures, page 156

2. We note your disclosure that management, with the participation of your chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of your disclosure controls and procedures and concluded that your disclosure controls and procedures were effective in accumulating and communicating information relating to you as appropriate to allow timely decisions regarding required disclosures to be included in your periodic SEC filings, particularly during the period in which the report was being prepared. Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, simply state that management concluded that your disclosure controls and procedures were effective at the end of the period covered by the report. Additionally, please confirm to us that your conclusion regarding the effectiveness of disclosure controls and procedures would not change if you revised your disclosure in response to our comment.

Exhibits 31.1 and 31.2

3. Please revise your certifications to replace references to "this annual report" in paragraphs two through four with "this report." Note that the certifications must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief